PUMA

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

07025977

RECEIVED

09.08.2007

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the 2nd Quarter and First Half-Year of 2007 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
AUG 1 6 2007
THOMSON
FINANCIAL

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL +49 9132 81 0
FAX +49 9132 81 22 46

VORSITZENDER DES AUFSICHTSRATS/
CHAIRMAN OF THE SUPERVISORY BOARD:
WERNER HOFER
SITZ DER GESELLSCHAFT/REGISTERED OFFICE:
HERZOGENAURACH
HANDELS-/COMMERCIAL REGISTER:
FÜRTH HR B 3175

VORSTAND/BOARD OF MANAGEMENT:
JOCHEN ZEITZ, CHAIRMAN
MARTIN GÄNSLER
ULRICH HEYD

For immediate release

MEDIA CONTACT:
Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, August 9, 2007 – PUMA AG announces its consolidated financial results for the 2nd Quarter and First Half-Year of 2007

Highlights Q2

- Consolidated sales increase currency adjusted more than 3%
- Gross profit margin above 52%
- EBIT margin 11% versus 13% last year
- EPS at € 2.82 versus € 3.12

Highlights First Half-Year

- Global brand sales at € 1.4 billion
- Consolidated sales up over 5% currency adjusted
- Gross profit margin remains at 52%
- EBIT at € 196 million, representing 16% of sales versus 17% last year
- EPS at € 8.84 compared to € 8.95

Outlook 2007

- Orders up 0.5% currency adjusted
- Management confirms sales and earnings growth in the low single-digits for FY 2007

Sales and Earnings Development

Global brand sales at € 1.4 billion in first half
PUMA's brand sales, which include consolidated sales and license sales, reached € 621.9 million during Q2, thus marking a currency adjusted increase of 4.2% (0.4% in Euro).

During the first six months, brand sales rose 6.7% currency adjusted (2.0% in Euro) to € 1,384.0 million. Like-for-like, footwear sales increased 5.9% to € 780.2 million, Apparel improved by 7.2% to € 479.0 million and Accessories rose by 10.8% to € 124.7 million.

Licensed business up 12% after six months
In Q2, the licensed business increased by 8.5% currency adjusted to € 79.1 million and by 12.2% to € 185.4 million after six months.

The company realized a royalty and commission income in Q2 of € 8.8 million versus € 7.3 million in the prior year, an increase of 21.4%. Year-to-date, royalty and commission income was up 17.4% to € 18.5 million.

Consolidated sales up more than 5% after six months
In Q2, consolidated sales grew 3.1% currency adjusted. Due to the continued strength of the Euro currency, Sales were slightly down in Euro terms 0.7% to € 542.8 million. In the EMEA and Asia/Pacific regions sales increased currency adjusted in high single-digits, whereby the Americas declined low double-digits versus last year. In total, Footwear was up 1.1% to € 320.9 million, Apparel improved by 6.8% to € 185.6 million and Accessories by 2.7% to € 36.3 million on a currency neutral basis. Sales in Q2 were positively affected by early shipments in June.

Sales in the first six months were up 5.5% currency adjusted to € 1,198.6 million. In segments, Footwear increased 5.5% to € 734.4 million, Apparel 5.8% to € 386.2 million and Accessories 3.8% to € 78.0 million.

Gross profit margin remained at 52%
The gross profit margin reached 52.2% in Q2 and for the first half compared to 51.4% and 51.9% respectively. In the first half, the Footwear and the Apparel margins increased from 51.8% to 52.1% whereby Accessories increased from 53.5% to 53.8%. Due to the continued weakness of the US-Dollar versus the Euro and therefore a better hedge than last year, gross profit margin was positively affected by approximately 100 basis points.

SG&A
SG&A expenses increased in Q2 by 4.6% to € 220.6 million and by 2.9% to € 427.9 million during the first half. As a percentage of sales, the cost ratio increased from 38.6% to 40.6% and from 35.0% to 35.7% respectively. The increase in cost ratio is due to continuous investments in brand and infrastructure according to budget. In addition, some one-time costs were booked in Q2.

For the first half, Marketing/Retail expenses were almost flat and accounted for € 207.4 million or 17.3% of sales. Product development and design expenses rose by 6.2% to € 28.6 million or to 2.4% of sales. Other selling, general and administrative expenses were up 5.5% to € 191.8 million, or from 15.3% to 16.0% of sales.

EBIT at € 196 million
In Q2, EBIT was down by 11.9% to € 61.0 million and by 2.8% to € 195.9 million after six months. This resulted in an EBIT margin of 11.2% and 16.3% respectively.

Including the interest result of € 2.5 million in Q2 and € 4.8 million for the first half, pre-tax profit decreased by 11.0% to € 63.5 million and by 2.3% to € 200.7 million respectively. The tax ratio was calculated at 28.7% versus 29.0% during the six month period.

Earnings per share
Net earnings decreased by 9.9% to € 45.2 million in Q2 and by 1.0% to € 141.7 million in the first half. The net return amounts to 8.3% versus 9.2% and 11.8% versus 12.0% respectively.

Earnings per share in Q2 reached € 2.82 versus € 3.12 last year. Year-to-date earnings per share were down only slightly by 1.2% to € 8.84 compared to € 8.95. Diluted earnings per share were calculated at € 2.81 compared with € 3.03 and € 8.82 versus € 8.81 respectively.

Net Assets and Financial Position

Equity ratio at 60%
As of June 30, 2007, total assets climbed by 20.0% to € 1,830.6 million and the equity ratio reached 60.3% after 63.1% in the previous year.

Working capital
Inventories grew 17.0% to € 389.2 million and receivables were up 12.9%, reaching € 453.8 million. As expected, the inventory situation improved versus the last quarters. The increase in receivables is mainly due to the sales increase in particular in June due to the mentioned early shipments. Total working capital at the end of June totaled € 516.4 million versus 468.5 million last year, an increase of 10.2%.

Capex/Cashflow
For Capex, the company spent € 35.7 million versus € 81.4 million last year, whereas € 4.9 million versus € 47.2 million were related to acquisitions.
Free Cashflow amounts to € 64.5 million compared to € -99.1 million last year or € 69.4 million versus € -51.9 million excluding acquisition costs. Thereof, the company distributed € 39.9 million as dividend and invested € 41.6 million for the share-buy-back program.

Cash position
Total cash end of June stood at € 443.1 versus € 354.5 million last year. Bank debts were up from € 48.5 million to € 59.8 million. As a result, the net cash position improved from € 306.0 million to € 383.3 million year-over-year despite the above mentioned out-flows.

Own Shares/ Subscribed Capital

Effective April 10, 2007 all own shares were cancelled and share capital was reduced accordingly. As of today, the company has no treasury stocks in its balance sheet. Subscribed capital consists of 16,020,964 shares end of period.

Regional Development

Sales in the **EMEA**-region reached € 282.9 million in Q2, a currency adjusted increase of 9.4%. In particular, the EMEA-region was positively affected by early shipments in June as mentioned above. Year-to-date, sales increased by 8.7% to € 643.8 million.

Gross profit margin reached 53.9% compared to 55.0% last year. Orders on hand were slightly up 0.6% to € 568.1 million. It should be considered that end of June orders already include a higher share of next year shipments versus last year.

As expected, Q2 sales in the **Americas** were down 11.1% currency adjusted reaching € 145.3 million. First half sales decreased 3.1% to € 319.7 million. The gross profit margin, however, increased by 190 basis points to 49.6%. The order volume was down by 11.8% to € 241.1 million.

Due to the already announced business related adjustment with one key account that had seen a significant sales increase in the prior years, as well as a continuous moderating environment in the US mall business sales in the **US** market were down 20.3% in Q2 and 10.4% after six months. Orders for the US decreased 16.2% to $ 211.1 million at the end of June.

In Q2, the **Asia/Pacific**-region increased sales currency adjusted by 9.1% to € 114.5 million and 8.8% in six months reaching € 235.1 million. The gross profit margin was up by 60 basis points and reached 51.2%. Orders on hand were up 20.4% and totaled € 191.9 million with a strong increase in the Chinese market.

Growth Rates	**Sales**				**Orders on hand**	
	Q2/2007		**1-6/2007**		**30.06.2007**	
	Euro %	**currency adjusted** %	**reported** %	**currency adjusted** %	**Euro** %	**currency adjusted** %
Breakdown by regions						
EMEA	8,3	9,4	7,2	8,7	0,7	0,6
Americas	-15,3	-11,1	-9,6	-3,1	-15,3	-11,8
Asia/Pacific	0,7	9,1	-0,1	8,8	12,3	20,4
Total	**-0,7**	**3,1**	**0,8**	**5,5**	**-1,8**	**0,5**
Breakdown by product segments						
Footwear	-2,2	1,1	1,0	5,5	-8,6	-6,3
Apparel	2,2	6,8	0,8	5,8	13,8	16,2
Accessories	-2,0	2,7	-1,6	3,8	-1,4	1,0
Total	**-0,7**	**3,1**	**0,8**	**5,5**	**-1,8**	**0,5**

Outlook 2007

Orders up 0.5% currency adjusted
Total orders on hand as of June increased currency adjusted 0.5% but decreased in Euro terms 1.8% and totaled € 1,001.2 million. However, a higher share of orders for deliveries in the following year is already included. Orders for the second half of 2007 show a decline of approximately 2% currency neutral.

In terms of product segments, Footwear orders were down by 6.3% currency adjusted to € 616.0 million. Apparel orders increased 16.2% to € 328.8 million and Accessories 1.0% to € 56.3 million.

Management confirms sales and earnings growth in the low single-digits
Management confirms sales and earnings growth in the low single-digits for FY 2007 with an estimated gross profit margin between 50%-51%. Royalty and commission income should only be slightly above last year which is mainly due to the expiration of the license contract in Korea.

The total cost ratio is expected to be around or above 35% of sales mainly due to already announced investments in relation to the Volvo Ocean Race participation as well as other planned SG&A initiatives. As a result, EBIT should almost develop in line with sales providing an EBIT margin nearly on last year's level. Tax rate is estimated at or around 29%.

Jochen Zeitz, CEO: "We are encouraged by our Q2 results, which show continued growth despite difficult comps due to last year's World Cup. Even if the year 2007 remains challenging we will continue to invest in brand initiatives in order to tap into the significant long-term brand potential."

###

Income Statements

	Q2/2007 € million	Q2/2006 € million	Deviation	1-6/2007 € million	1-6/2006 € million	Deviation
Net sales	**542,8**	**546,6**	-0,7%	**1.198,6**	**1.189,5**	0,8%
Cost of sales	-259,3	-265,5	-2,3%	-572,7	-571,6	0,2%
Gross profit	**283,5**	**281,1**	0,8%	**625,9**	**617,9**	1,3%
- in % of net sales	52,2%	51,4%		52,2%	51,9%	
Royalty and commission income	8,8	7,3	21,4%	18,5	15,8	17,4%
	292,3	288,4	1,4%	644,4	633,7	1,7%
Selling, general and administrative expenses	-220,6	-210,8	4,6%	-427,9	-416,0	2,9%
EBITDA	**71,7**	**77,6**	-7,5%	**216,6**	**217,7**	-0,5%
Depreciation and amortisation	-10,7	-8,3	29,0%	-20,7	-16,2	27,7%
EBIT	**61,0**	**69,3**	-11,9%	**195,9**	**201,5**	-2,8%
- in % of net sales	11,2%	12,7%		16,3%	16,9%	
Interest result	2,5	2,1	16,6%	4,8	4,0	20,3%
EBT	**63,5**	**71,4**	-11,1%	**200,7**	**205,5**	-2,3%
- in % of net sales	11,7%	13,1%		16,7%	17,3%	
Income taxes	-17,7	-20,0	-11,7%	-57,6	-59,6	-3,3%
- Tax ratio	27,8%	28,1%		28,7%	29,0%	
Net earnings attributable to minority interest	-0,7	-1,3	-47,1%	-1,4	-2,7	-48,7%
Net earnings	**45,2**	**50,1**	-9,9%	**141,7**	**143,2**	-1,0%
Net earnings per share (€)	**2,82**	**3,12**	-9,6%	**8,84**	**8,95**	-1,2%
Net earnings per share (€) - diluted	**2,81**	**3,03**	-7,3%	**8,82**	**8,81**	0,1%
Weighted average shares outstanding				16,028	16,002	0,2%
Weighted average shares outstanding - diluted				16,070	16,250	-1,1%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	June 30, '07 € million	June 30, '06 € million	Deviation	Dec. 31, '06 € million
ASSETS				
Cash and cash equivalents	443,1	354,5	25,0%	459,2
Inventories	389,2	332,7	17,0%	364,0
Trade receivables	453,8	402,0	12,9%	373,8
Other current assets	122,3	95,3	28,4%	105,8
Current assets	**1.408,3**	**1.184,4**	18,9%	**1.302,8**
Deferred income taxes	64,1	57,1	12,2%	63,3
Property, plant and equipment	159,7	143,2	11,5%	155,1
Intangible assets	184,9	125,9	46,9%	180,5
Other non-current assets	13,6	15,0	-9,4%	13,2
Non-current assets	**422,3**	**341,1**	23,8%	**412,1**
	1.830,6	**1.525,6**	20,0%	**1.714,8**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	59,8	48,5	23,3%	65,5
Trade payables	226,1	178,2	26,8%	208,7
Tax provisions	37,6	34,2	10,2%	38,5
Other current provisions	73,7	65,6	12,4%	59,1
Liabilities from acquisitions	20,5	21,2	-3,1%	23,6
Other current liabilities	159,9	115,7	38,1%	123,3
Current liabilities	**577,6**	**463,3**	24,7%	**518,7**
Deferred income taxes	13,0	20,0	-35,2%	13,0
Pension provisions	21,6	21,5	0,5%	21,9
Liabilities from acquisitions	105,1	50,2	109,5%	100,3
Other non-current liabilities	8,5	7,5	13,6%	12,0
Non-current liabilities	**148,2**	**99,2**	49,4%	**147,2**
Total shareholders' equity	**1.104,8**	**963,1**	14,7%	**1.049,0**
	1.830,6	**1.525,6**	20,0%	**1.714,8**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA

Cashflow Statement

	1-6/2007 € million	1-6/2006 € million	Deviation
Earnings before taxes on income	**200,7**	**205,5**	**-2,3%**
Depreciation	20,7	16,2	27,7%
Non-cash effected expenses and income	-4,1	-6,1	-32,4%
Cashflow - gross	**217,3**	**215,6**	**0,8%**
Change in net assets	-71,1	-180,4	-60,6%
Taxes, interests and other payments	-53,4	-57,2	-6,6%
Cashflow from operating activities	**92,8**	**-22,1**	
Payments for acquisitions	-4,9	-47,2	-89,6%
Purchase of property and equipment	-30,8	-34,2	-9,8%
Interest received and others	7,4	4,3	72,5%
Cashflow from investing activities	**-28,3**	**-77,1**	**-63,3%**
Free Cashflow	**64,5**	**-99,1**	
Capital increase	11,5	52,0	-77,9%
Dividend payments	-39,9	-31,8	25,4%
Purchase of own shares	-41,6	-44,4	-6,4%
Other changes	-4,6	13,3	
Cashflow from financing activities	**-74,6**	**-11,0**	**579,9%**
Effect on exchange rates on cash	-6,0	-10,9	-45,1%
Change in cash and cash equivalents	**-16,1**	**-121,0**	86,7%
Cash and cash equivalents at beginning of financial year	459,2	475,5	-3,4%
Cash and cash equivalents end of the period	**443,1**	354,5	25,0%

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q2/2007	Q2/2006	Q2/2007	Q2/2006	1-6/2007	1-6/2006	1-6/2007	1-6/2006
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	282,9	261,1	54,1%	54,7%	643,8	600,4	53,9%	55,0%
Americas	145,3	171,7	49,5%	47,9%	319,7	353,6	49,6%	47,7%
- thereof USA in US$	127,8	160,4			284,1	317,0		
Asia/Pacific Rim	114,5	113,8	51,0%	49,3%	235,1	235,5	51,2%	50,6%
	542,8	546,6	52,2%	51,4%	1.198,6	1.189,5	52,2%	51,9%

	Sales		Gross profit		Sales		Gross profit	
	Q2/2007	Q2/2006	Q2/2007	Q2/2006	1-6/2007	1-6/2006	1-6/2007	1-6/2006
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	320,9	327,9	52,2%	51,6%	734,4	727,0	52,1%	51,8%
Apparel	185,6	181,6	52,3%	50,7%	386,2	383,2	52,1%	51,8%
Accessories	36,3	37,1	52,4%	53,7%	78,0	79,2	53,8%	53,5%
	542,8	546,6	52,2%	51,4%	1.198,6	1.189,5	52,2%	51,9%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

END